United States
Securities and Exchange Commission

Washington, D. C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year end December 31, 2003

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from               to
Commission file number

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Plumas Bank
401 (k) Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its Principal executive officer:

Plumas Bancorp

35 S. Lindan Avenue
Quincy, CA 95971

PLUMAS BANK

401(k) PROFIT SHARING PLAN

FINANCIAL STATEMENTS

WITH SUPPLEMENTAL SCHEDULE

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

WITH

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

PLUMAS BANK
401(k) PROFIT SHARING PLAN

FINANCIAL STATEMENTS
WITH SUPPLEMENTAL SCHEDULE

For the Years Ended December 31, 2003 and 2002

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of

   Plumas Bank 401(k)
   Profit Sharing Plan

     We have audited the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for benefits of the Plumas Bank 401(k) Profit Sharing Plan (the “Plan”) as of and for the years ended December 31, 2003 and 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits and the changes in net assets available for benefits of the Plumas Bank 401(k) Profit Sharing Plan as of and for the years ended December 31, 2003 and 2002, in conformity with accounting principles generally accepted in the United States of America.

     Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year), as of December 31, 2003, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2003 financial statements taken as a whole.

July 7, 2004

PLUMAS BANK
401(k) PROFIT SHARING PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2003 and 2002

	2003	2002
ASSETS
Investments at fair value (Note 3)	$5,605,739	$4,152,896

Receivables:
Employer		5,112
Participant		15,882

Total receivables		20,994

Net assets available for benefits	$5,605,739	$4,173,890

The accompanying notes are an integral
part of these financial statements.

PLUMAS BANK
401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Years Ended December 31, 2003 and 2002

	2003	2002
ADDITIONS
Additions to net assets attributed to:
Net appreciation in fair value of investments (Note 3)	$840,284	$175,253
Interest and dividends	62,282	61,490

Total investment income	902,566	236,743

Contributions:
Employer’s	142,892	131,396
Participants’	450,514	413,800

Total contributions	593,406	545,196

Total additions	1,495,972	781,939

DEDUCTIONS
Deductions from net assets attributed to:
Benefits paid to participants	64,123	79,756

Net increase	1,431,849	702,183
Net assets available for benefits:
Beginning of year	4,173,890	3,471,707

End of year	$5,605,739	$4,173,890

The accompanying notes are an integral
part of these financial statements.

PLUMAS BANK
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN

The following description of the Plumas Bank (the “Bank”) 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description or the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan, which became effective on April 1, 1988, provides all Bank employees, not otherwise excluded, who have completed 90 days of service and are eighteen years of age with the opportunity to defer a portion of their eligible compensation on a pre-tax basis. Prudential Trust Company (Prudential) is the Trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participant Contributions

The annual deferral for each participant is further limited to amounts annually determined under the Internal Revenue Code (IRC) Section 402(g)(1). All participant contributions and earnings thereon are 100% vested.

Employer Contributions

The Bank provides a 100% match on each participant’s elective deferral up to 3% of the participant’s eligible compensation. At the discretion of the Bank, the Bank may also make a non-elective contribution to the Plan limited by IRC Sections 404 and 415. During 2002 and 2003 the Bank made no discretionary contributions. Both the matching contribution and any non-elective contribution vest over a five-year period as follows:

Percentage
Service	Vested
2 years but less than 3 years	25%
3 years but less than 4 years	50%
4 years but less than 5 years	75%
5 years or more	100%

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Bank’s contribution and Plan earnings and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

PLUMAS BANK
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
(Continued)

1.	DESCRIPTION OF PLAN (Continued)

Investment Options

Participants direct all of their voluntary contributions and their portion of the employer matching contributions among any or all of the investment options offered by Prudential Insurance Company of America (Prudential). The investment options include a range of funds that are invested in shares of thirteen registered investment companies (mutual funds) that invest mainly in common stock.

In addition, participants have the option of investing in Plumas Bancorp common stock, which is also maintained by the Plan’s Custodian, Prudential.

Participants may change their investment options without restriction.

Payment of Benefits

Upon termination of employment or other reasons specified by the Plan, a participant may elect to receive: (1) a lump sum payment, (2) a part lump sum payment and part installment payments as described in (3), or (3) installment payments (annually, quarterly or monthly) over a specified period of time, not exceeding the participant’s life expectancy or the joint life expectancy of the participant or participant’s beneficiary.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer (from) to the investment fund (to) from the Participant Loans fund. Loan terms for loans range from one to five years, or longer if used to purchase the primary residence of the participant. The loans are secured by the balance in the participant’s account. The interest rate charged on participant loans is fixed at the time of borrowing and be equal to the rate charged by local banks for loans made under similar circumstances. Principal and interest is paid ratably through semi-monthly payroll deductions.

Administrative Costs

The Bank pays the administrative costs of the Plan.

Forfeitures

Forfeitures from the nonvested portion of terminated employees’ account balances can be used to reduce employer contributions in the following plan year. Forfeitures totaling $5,045 and $3,597 were used to reduce employer contributions for the years ending December 31, 2003 and 2002, respectively.

PLUMAS BANK
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
(Continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation

The Plan’s investments are stated at fair value. Quoted market prices as of the last business day of the Plan year are used to value investments in registered investment companies (mutual funds) as well as in the Bancorp’s common stock. Participant loans receivable are valued at the outstanding loan balances.

Investment Recognition

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes net unrealized market appreciation and depreciation of investments.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Payment of Benefits

Benefits are recorded when paid.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of net assets available for benefits and changes therein. Accordingly, actual results may differ from those estimates. The Plan utilizes various investment instruments, including mutual funds and the common stock of the Plan Sponsor. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonable possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

PLUMAS BANK
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
(Continued)

3.	INVESTMENTS

The following table presents the fair value of the investments in the Plan. Single investments representing more than 5% of the Plan’s net assets as of December 31, 2003 and 2002 are separately identified.

	December 31,
	2003	2002
Investments at quoted market prices:
Plumas Bancorp Common Stock	$1,632,803	$1,413,129
Davis NY Venture Fund	766,285	486,927
PIMCO Total Return Fund	598,346	636,169
Euro Pacific Growth Fund	312,313	279,527
Stable Value Fund	557,358	266,358
Jennison Growth Fund	343,121	208,316
Van Kampen Equity Income Fund	328,572	170,601
Other investments	950,875	590,158

	5,489,673	4,051,185

Investments at estimated fair value:
Loans to participants	116,066	101,711

Total investments	$5,605,739	$4,152,896

The Plan’s investments, including investments bought, sold and held during the year, appreciated in value by $840,284 and $175,253 during 2003 and 2002, respectively.

4.	RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Prudential. Prudential is the Trustee as defined by the Plan and, therefore, these transactions quality as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2003 and 2002, the Plan’s investments in Plumas Bancorp common stock (a party-in-interest) are as follows:

	December 31,
	2003	2002
Number of shares	81,640	83,125
Fair value, based on quoted market values	$1,632,803	$1,413,129

PLUMAS BANK
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
(Continued)

4.	RELATED-PARTY TRANSACTIONS (Continued)

The Plan’s investment in the Bancorp’s common stock, including investments bought, sold and held during the year, appreciated in value by $237,536 and $577,238 during 2003 and 2002, respectively, which is included in the investment appreciation discussed in Note 3.

5.	CONCENTRATION OF INVESTMENTS

At December 31, 2003 and 2002, the Plan held investments in Plumas Bancorp common stock, representing approximately 29% and 34% of net assets available for benefits, respectively. A substantial decline in the performance of Plumas Bancorp common stock could have an adverse impact on the performance of the Plan as a whole.

6.	INCOME TAX STATUS

The Internal Revenue Service has determined, and informed the Bank by a letter dated November 20, 1992, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

8.	SUBSEQUENT EVENT

Effective May 25, 2004, the Plan’s Sponsor amended the Plan to limit participant elective deferral allocations for Plumas Bancorp common stock to 50% of the total elective deferrals for each participant.

SUPPLEMENTAL SCHEDULE

PLUMAS BANK
401(k) PROFIT SHARING PLAN

EMPLOYER IDENTIFICATION NUMBER: 95-3520374
PLAN NUMBER: 001

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2003

		(c)
	(b)	Description of Investment,
	Identity	Including Maturity Date,		(e)
	of Issuer, Borrower,	Rate of Interest, Collateral,	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Value	Cost	Value
	Davis NY Venture Fund	Mutual Fund	*	$766,285
	PIMCO Total Return Fund	Mutual Fund	*	598,346
	Euro Pacific Growth Fund	Mutual Fund	*	312,313
	Stable Value Fund	Mutual Fund	*	557,358
	Jennison Growth Fund	Mutual Fund	*	343,121
	Van Kampen Equity Income Fund	Mutual Fund	*	328,572
	Stock Index Fund	Mutual Fund	*	179,304
	Franklin Small Cap Fund	Mutual Fund	*	207,375
	Jennison Equity Fund	Mutual Fund	*	278,316
	US Emerging Growth Fund	Mutual Fund	*	123,391
	Goldman Sachs Small Cap Fund	Mutual Fund	*	117,347
	Alliance Premier Growth Fund	Mutual Fund	*	31,700
	Global Growth Fund	Mutual Fund	*	13,442
**	Plumas Bancorp	Common Stock - 81,640 shares	*	1,632,803
**	Participant Loans	Maturing at various dates through
		July 2008 at interest rates
		ranging from 5.25% to 9.50%		116,066

				$5,605,739

*	Information regarding the cost of investments at December 31, 2003 is not required as investments are participant directed.

**	Party-in-interest to the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Plumas Bank
401(k) Profit Sharing
Plan

(Name of Plan)

Date September 24, 2004	/s/ Andrew J. Ryback

Anthony J. Ryback
SVP/Chief Financial Officer